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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

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                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                (Amendment No. 9)

                               COMCAST CORPORATION
                                (Name of Issuer)

                      CLASS A COMMON STOCK, $1.00 PAR VALUE
                         (Title of Class of Securities)

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                                   200 30010 1
                                 (CUSIP Number)

                              DAVIS POLK & WARDWELL
                              450 Lexington Avenue
                            New York, New York 10017
                       Attention: William L. Taylor, Esq.
                                    Tel No.:
                                 (212) 450-4000
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                   May 6, 1999
             (Date of Event Which Requires Filing of This Statement)

                         (Continued on following pages)


                               (Page 1 of 6 Pages)


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                                                               Page 2 of 6 pages


1.      NAME OF REPORTING PERSON:           BRIAN L. ROBERTS
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:

2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  [X]
                                                                        (b)  [ ]
3.      SEC USE ONLY

4.      SOURCE OF FUNDS* -- OO

5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEM 2(d) OR 2(e)  [ ]

6.      CITIZENSHIP OR PLACE OF ORGANIZATION -- U.S.A.

    NUMBER OF SHARES     7.   SOLE VOTING POWER -- 9,583,993
      BENEFICIALLY       8.   SHARED VOTING POWER -- 1,356
        OWNED BY         9.   SOLE DISPOSITIVE POWER -- 9,583,993
          EACH           10.  SHARED DISPOSITIVE POWER -- 1,356
        REPORTING
       PERSON WITH

11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
        PERSON -- 9,585,349

12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES  [ ]

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) -- 23.8% (treating 8,786,250 shares of convertible Class B Common Stock held by Sural Corporation as outstanding shares of Class A Common Stock)

14.     TYPE OF REPORTING PERSON* -- IN


*SEE INSTRUCTIONS BEFORE FILLING OUT!
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                                                               Page 3 of 6 pages


1.      NAME OF REPORTING PERSON:           SURAL CORPORATION
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:

2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  [X]
                                                                        (b)  [ ]
3.      SEC USE ONLY

4.      SOURCE OF FUNDS* -- OO

5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEM 2(d) OR 2(e)  [ ]

6.      CITIZENSHIP OR PLACE OF ORGANIZATION -- DELAWARE

    NUMBER OF SHARES     7.   SOLE VOTING POWER -- 9,581,288
      BENEFICIALLY       8.   SHARED VOTING POWER -- 0
        OWNED BY         9.   SOLE DISPOSITIVE POWER -- 9,581,288
          EACH           10.  SHARED DISPOSITIVE POWER -- 0
        REPORTING
       PERSON WITH

11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
        PERSON -- 9,581,288

12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES  [ ]

13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) -- 23.8%
        (treating 8,786,250 shares of convertible Class B Common Stock held by Sural Corporation as outstanding shares of Class A Common Stock)

14.     TYPE OF REPORTING PERSON* -- CO


*SEE INSTRUCTIONS BEFORE FILLING OUT!
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                                                               Page 4 of 6 pages

      The following information amends the Schedule 13D dated May 12, 1980, as previously amended (as so amended, the "Schedule 13D").

      Unless otherwise indicated, each capitalized term used but not defined herein shall have the meaning assigned to such term in the Schedule 13D.

Item 4. Purpose of Transaction

      The response set forth in Item 4 is supplemented by the following information:

      "(a) On March 22, 1999, Comcast entered into an Agreement and Plan of Merger (the "Merger Agreement") with MediaOne Group, Inc., a Delaware corporation ("MediaOne"), which provided for the merger (the "Merger") of MediaOne with and into Comcast. In connection with the Merger Agreement, Sural and Brian L. Roberts entered into a Voting Agreement (the "Voting Agreement") with MediaOne dated as of March 22, 1999, as described in Amendment No. 8 to this Schedule 13D, filed on March 24, 1999. The Merger Agreement was terminated by MediaOne on May 6, 1999. Pursuant to its terms, the Voting Agreement terminated upon the termination of the Merger Agreement.

      (b) Neither Brian L. Roberts, Sural nor any executive officer or director of Sural has any present plans or proposals that relate to or would result in:

          (i) the acquisition by any person of additional securities of Comcast, or the disposition of securities of Comcast;

          (ii) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving Comcast or any of its subsidiaries;

          (iii) a sale or transfer of a material amount of assets of Comcast or any of its subsidiaries;

          (iv) any change in the present board of directors or management of Comcast, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

          (v) any material change in the present capitalization or dividend policy of Comcast;

          (vi) any other material change in Comcast's business or corporate structure;

          (vii) any change in Comcast's charter, bylaws or instruments corresponding thereto or other action which may impede the acquisition of control of Comcast by any person;
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                                                               Page 5 of 6 pages


          (viii) causing a class of securities of Comcast to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

          (ix) a class of equity securities of Comcast becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or

          (x) any action similar to those enumerated in (i) - (ix) above.

      Notwithstanding the foregoing, the parties filing this statement, and the executive officers and directors of Sural, reserve the right to attempt to effectuate any such transaction or transactions in the future."

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

      None.
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                                                               Page 6 of 6 pages


                                  SIGNATURES

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: May 7, 1999



                                            /s/ Brian L. Roberts
                                          ------------------------------
                                          Name: Brian L. Roberts




                                          SURAL CORPORATION


                                          By:  /s/ Arthur R. Block
                                             ---------------------------
                                             Name: Arthur R. Block
                                             Title:   Secretary